Filed by Suffolk Bancorp

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Suffolk Bancorp

(Commission File No. 001-37658)

Alliance Advisors	Shareholder Services Department

September 20, 2016

URGENT

Re: Your Investment in Suffolk Bancorp.

Dear Shareholder,

We have attempted to contact you regarding an important matter pertaining to your investment in Suffolk Bancorp.

Please contact me when you receive this letter at 888-991-1290, Monday through Friday 9 a.m. to 10 p.m. & Saturday 10 a.m. to 6 p.m. eastern time. This important matter regarding your vote will take only a moment of your time. Alliance Advisors has been engaged by Suffolk Bancorp to contact you.

Thank you in advance for your assistance with this matter.

Sincerely,

Melissa Carlson

Assistant Vice President

Alliance Advisors, LLC – 200 Broadacres Drive – Bloomfield NJ 07003

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving People’s United Financial, Inc. (“People’s United”) and Suffolk Bancorp (“Suffolk”). People’s United has filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of Suffolk and a prospectus of People’s United, and each party may file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus has also been sent to the Suffolk shareholders seeking the required shareholder approval. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Before making any voting or investment decision, investors and security holders of Suffolk are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed by People’s United and Suffolk with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by People’s United may be obtained free of charge from People’s United at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information,” and the documents filed by Suffolk may be obtained free of charge from Suffolk at www.scnb.com under the tab “Investor Relations” and then under the tab “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from People’s United upon written request to People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, Attn: Investor Relations, or by calling (203) 338-4581, or from Suffolk upon written request to Suffolk Bancorp, 4 West Second Street, Riverhead, New York 11901, Attn: Investor Relations, or by calling (631) 208-2400.

People’s United and Suffolk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Suffolk in favor of the approval of the merger. Information regarding People’s United’s directors and executive officers is contained in People’s United’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 11, 2016, which are filed with the SEC. Information regarding Suffolk’s directors and executive officers is contained in Suffolk’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 6, 2016, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus. Free copies of these documents may be obtained as described in the preceding paragraph.